===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,          February                                    2006
                           -----------------------------------        ----------
Commission File Number     000-23464
                           -----------------------------------        ----------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


               1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

                  Form 20-F                     Form 40-F      X
                              -----------                -----------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes                         No  X
                            -------------              ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-_______________


===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


     Document

         1           Management Information Circular for Fiscal Year 2005.
         2           Notice of the Annual Meeting of Shareholders.
         3           Proxy for the Annual Meeting of Shareholders.
         4           Confirmation of Mailing.

                                                                     DOCUMENT 1

                               HUMMINGBIRD LTD.


                               [GRAPHIC OMITTED]



                                  NOTICE AND
                        MANAGEMENT INFORMATION CIRCULAR
                             FOR FISCAL YEAR 2005
                        ANNUAL MEETING OF SHAREHOLDERS




                                 TO BE HELD AT

                The Hummingbird Centre for the Performing Arts
                              1 Front Street East
                           Toronto, Ontario, Canada

                             Friday, March 3, 2006
                           10:00 a.m. (Toronto time)

------------------------------------------------------------------------------
                               HUMMINGBIRD LTD.

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
------------------------------------------------------------------------------


This document provides formal notification of your invitation to attend the Annual Meeting of Shareholders (the "Meeting") of Hummingbird Ltd. (the "Company"). The Meeting will be held at the:

                The Hummingbird Centre for the Performing Arts
                              1 Front Street East
                           Toronto, Ontario, Canada
                             Friday, March 3, 2006
                           10:00 a.m. (Toronto time)


As a shareholder, you are entitled to attend the Meeting and to cast one vote for each common share that you own. If you are a registered shareholder and are unable to attend the Meeting, you will still be able to vote on the items of business set out below by completing the form of proxy (printed on blue paper) included with this management information circular (the "Circular"). This Circular explains how to complete the proxy form, and how the voting process works. To be valid, registered shareholders must submit the completed proxy to the Company's transfer agent, CIBC Mellon Trust Company ("CIBC Mellon") at the Toronto offices of CIBC Mellon, no later than 5:00 p.m. (Toronto time) on Thursday, March 2, 2006 or present the completed proxy at the Meeting prior to commencement of the Meeting.

If you are a non-registered beneficial shareholder, you must follow the instructions provided by your broker, securities dealer, bank, trust company or similar entity in order to vote your shares.


The following business will be conducted at the Meeting:

   -> presentation of the financial statements of the Company for the fiscal year ended September 30, 2005, and the auditors' report thereon;
   ->    election of directors;
   -> appointment of auditors and authorizing the directors to fix the remuneration of the auditors; and
   ->    such other business as may properly come before the Meeting.



Dated at Toronto, Ontario, the 6th day of February, 2006


                                        BY ORDER OF THE BOARD OF DIRECTORS


                                        /s/ Inder P.S. Duggal
                                        ---------------------
                                        Corporate Secretary

-------------------------------------------------------------------------------
                               HUMMINGBIRD LTD.

                        MANAGEMENT INFORMATION CIRCULAR
-------------------------------------------------------------------------------


                            SOLICITATION OF PROXIES

This management information circular (the "Circular") and accompanying form of proxy are furnished in connection with the solicitation, by management of Hummingbird Ltd (the "Company"), of proxies to be used at the Company's Annual Meeting of Shareholders (the "Meeting") of holders of common shares of the Company (the "Common Shares") to be held on Friday March 3, 2006 or at any adjournment thereof. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of the Company without special compensation, or by the Company's transfer agent, CIBC Mellon Trust Company, at nominal cost. The cost of solicitation will be borne by the Company.


                          APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed form of proxy are officers of the Company. Each shareholder has the right to appoint as proxyholder a person (who need not be a shareholder of the Company) other than the persons designated by management of the Company in the enclosed form of proxy (on blue paper) to attend and act on the shareholder's behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the enclosed form of proxy or by completing another form of proxy. A person or company whose name appears on the books and records of the Company as a holder of Common Shares is a registered shareholder. A non-registered shareholder is a beneficial owner of Common Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Registered Shareholders
A registered shareholder can vote Common Shares owned by it at the Meeting in one of two ways - either in person at the Meeting or by proxy. A registered shareholder who wishes to vote in person at the Meeting should not complete or return the form of proxy included with this Circular. Those registered shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the enclosed form of proxy, and the Common Shares represented by the registered shareholder's proxy will be voted or withheld from voting in accordance with the instructions indicated on the form of proxy, or any ballot that may be called at the Meeting or any adjournment thereof. A registered shareholder may submit his or her proxy by mail or by facsimile in accordance with the instructions below.

Voting by Mail
A registered shareholder may vote by mail by completing, dating and signing the enclosed form of proxy (on blue paper) and returning it using the envelope provided or otherwise to CIBC Mellon Trust Company, Attention: Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9. To be effective, a proxy must be received by CIBC Mellon Trust Company no later than 5:00 p.m. (Toronto time) on March 2, 2006 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding of the Meeting or any adjournment thereof.

Voting by Facsimile
A registered shareholder may vote by facsimile by completing, dating and signing the enclosed form of proxy and returning it by facsimile to CIBC Mellon Trust Company at (416) 368-2502. To be effective, a proxy must be received by CIBC Mellon Trust Company no later than 5:00 p.m. (Toronto time) on March 2, 2006 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding of the Meeting or any adjournment thereof.

Non-Registered Shareholders
The Company has distributed copies of this Circular and accompanying Notice of Meeting to intermediaries for distribution to non-registered shareholders. Unless the non-registered shareholder has waived his or her rights to receive these materials, an intermediary is required to deliver them to the non-registered shareholder and to seek instructions on how to vote the Common Shares beneficially owned by such shareholder. In many cases, intermediaries will have used a service company to forward these Meeting materials to non-registered shareholders. Non-registered shareholders who receive these Meeting materials will typically be given the ability to provide voting instructions in one of two ways. Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, a non-registered shareholder cannot use the mechanisms described above for registered shareholders and must follow the instructions provided by the intermediary (which in some cases may allow the completion of the voting instruction form by telephone or the Internet). Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Common Shares beneficially owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the non-registered shareholder. In this case, the non-registered shareholder can complete the proxy and vote by mail or facsimile only, as described above. These procedures are designed to enable non-registered shareholders to direct the voting of their Common Shares. Any non-registered shareholder receiving either a form of proxy or a voting instruction form who wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), should strike out the names of the persons identified in the form of proxy as the proxyholder and insert the non-registered shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, following the corresponding instructions provided by the intermediary. In either case, the non-registered shareholder should carefully follow the instructions provided by the intermediary.


                             REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the shareholder or by the shareholder's attorney, who is authorized in writing, or by transmitting, by telephonic or electronic means, a revocation signed by electronic signature by the shareholder or by the shareholder's attorney, who is authorized in writing, to the attention of the Secretary of the Company at 1 Sparks Avenue Toronto, Ontario, Canada M2H 2W1, or by facsimile to (416) 496-2207, at any time up to 5:00 p.m. (Toronto time) on the last business date preceding the day of the Meeting, or in the case of any adjournment of the Meeting, 5:00 p.m. (Toronto time) on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A shareholder may also revoke a proxy in any other manner permitted by law.


                               VOTING OF PROXIES

On any ballot that may be called for, Common Shares represented by properly executed proxies in favour of the person designated by management of the Company in the enclosed form of proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If no choice is specified, such Common Shares will be voted FOR the election as directors of the nominees set forth herein and FOR the appointment of Deloitte & Touche LLP as auditors. The enclosed form of proxy confers discretionary authority upon the person specified therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of the Company is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to management, should properly come before the Meeting or any adjournment thereof, the Common Shares represented by properly executed proxies given in favour of the persons designated by management of the Company in the enclosed form of proxy will be voted on such matters pursuant to such discretionary authority.


                                INTERPRETATION

Unless otherwise specified herein, all references to dollar amounts shall be to Canadian dollars. The prefix "US" before a specified dollar amount designates U.S. dollars.



                                 VOTING SHARES

As at January 31, 2006, the Company had 17,419,588 Common Shares outstanding. Under normal conditions, confidentiality of voting is maintained by virtue of the fact that proxies and votes are tabulated by the Company's transfer agent. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the board of directors of the Company (the "Board" or "Board of Directors") decides that disclosure is in the interest of the Company or its shareholders. Each Common Share is entitled to one vote, without cumulation, on each matter to be voted upon at the Meeting. The election of directors and appointment of the auditor will each be determined by a simple majority of votes cast at the Meeting, whether in person or by proxy.

Record Date
The Board has fixed Tuesday, January 31, 2006 as the record date (the "Record Date") for the Meeting. Any holder of Common Shares of record at the close of business on the Record Date is entitled to vote the Common Shares registered in such shareholder's name at that date on each matter to be acted upon at the Meeting.

Principal Shareholders
To the knowledge of the directors and officers of the Company, as at February 6, 2006, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding Common Shares.


-------------------------------------------------------------------------------
                    MATTERS TO BE ACTED UPON AT THE MEETING
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
                             ELECTION OF DIRECTORS
-------------------------------------------------------------------------------

The Board of Directors has fixed the number of directors to be elected at the Meeting at nine. Under the articles and by-laws of the Corporation, the board of directors of Hummingbird (the "Board" or the "Board of Directors") consists of a minimum of three (3) persons and a maximum of fifteen (15) persons. Each director will hold office, subject to the provisions of the Company's by-laws, until the next annual meeting of shareholders or until the successor of such director is duly elected or appointed. The Board of Directors recommends a vote "for" the election of each of its proposed nominees to serve on the Company's Board of Directors until the next annual meeting of shareholders. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of directors of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee's name. The nominees set forth below have consented to being named in this Circular and to serve if elected. The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person's associate or affiliate as of the date of this Circular. The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, has been furnished by the respective proposed nominees individually.

    -------------------------------------------------------------------------------------------------------
    Name of                                     Principal Occupation               Year        Common
    Proposed Nominee                                                              Became        Shares
                                                                                 Director
    -------------------------------------------------------------------------------------------------------

    Fred E. Sorkin                    Chairman of the Board, Hummingbird           1984       1,217,523
    Toronto, Ontario, Canada          Ltd.(1)

    A. Barry Litwin                   President and Chief Executive Officer,       1984        923,107
    Toronto, Ontario, Canada          Hummingbird Ltd. (1) (2)

    John T. McLennan                  Independent Director                         1995           -
    Mahone Bay, Nova Scotia, Canada

    Andrew J. Malik                   Managing Director, Lehman Brothers Inc.      1997           -
    New York, New York, U.S.A.

    Inder P.S. Duggal                 Chief Financial Officer, Secretary &         1999           -
    Richmond Hill, Ontario, Canada    Treasurer, Hummingbird Ltd. (2)

    Stephen A. Crane                  Independent Director(3)                      2004         1,000
    New York, New York, U.S.A.

    Hadley C. Ford                    Independent Director(4)                        -            -
    Pine Plains, New York, U.S.A.

    John B. Wade III                  Independent Director                           -            -
    New York, New York, U.S.A.

    John A. MacDonald                 Independent Director                           -            -
    Ottawa, Ontario, Canada

    -------------------------------------------------------------------------------------------------------

Note:
(1) Mr. Sorkin was Chief Executive Officer until November 30, 2004. Mr. Litwin assumed the position of Chief Executive Officer effective December 1, 2004.
(2) Mr. Litwin was Secretary & Treasurer until November 30, 2004. Mr. Duggal assumed the position of Secretary & Treasurer effective December 1, 2004.
(3) Mr. Crane was Chairman and Chief Executive Officer of AlphaStar Insurance Group Limited ("AlphaStar") from 1999 through 2004. Since December 15, 2003 AlphaStar has been under bankruptcy protection pursuant to Chapter 11 of the United Sates Bankruptcy Code.
(4) Mr Ford served as a Director of AlphaStar Insurance Group Limited ("AlphaStar") until 2003. Since December 15, 2003 AlphaStar has been under bankruptcy protection pursuant to Chapter 11 of the United Sates Bankruptcy Code.


Mark Spitzer and Jack Langer are not standing for re-election to the Board of Directors. Hummingbird is pleased to nominate Hadley C. Ford, John B. Wade III and John A. MacDonald to the Board of Directors of the Company. These nominees bring a wealth of relevant experience and expertise that will provide valuable perspectives and insights to the Company. With the retirement of Mr. Spitzer and Mr. Langer, the Company wishes to offer its considerable gratitude to these gentlemen for the significant contributions and the leadership they have provided over their tenure as Directors of Hummingbird.

Up and until the date of the Annual General Meeting, the Committees of the Board were comprised of the following individuals. At the first Board meeting following the Annual General Meeting the Committees of the Board will be re-constituted considerate of those Board members who have retired from the Board of Directors, and to ensure that all of the Company's Board Committees are comprised of wholly independent Directors.

Audit Committee
---------------
Mark D. Spitzer (Chairman)
Stephen A. Crane
Jack Langer

Compensation Committee
----------------------
John T. McLennan (Chairman)
Stephen A. Crane
Jack Langer

Corporate Governance Committee (to be renamed Nominating and Corporate
----------------------------------------------------------------------
Governance Committee)
---------------------
Fred E. Sorkin (Chairman)
Stephen A. Crane
Andrew J. Malik

The following sets out the principal occupation, business or employment of each director and other biographical information.

Fred E. Sorkin Mr. Sorkin currently serves as the Company's Chairman, a position he has held since 1984, when he co-founded the firm. Prior to this, Mr. Sorkin served as the Company's Chairman and Chief Executive Officer from 1984 to December 2004. Mr. Sorkin came to Canada from Lithuania in 1976, where he was a mainframe hardware and software scientist. He earned his Ph.D. in Computer Science, as well as two Master degrees in mathematics and electronics, from the state university in Lithuania. Following a three-year association with Montreal-based Comterm, Mr. Sorkin joined Micom, a subsidiary of Phillips, N.V. in 1979, where he specialized in electronics product development as head of research and development. In 1981, Mr. Sorkin founded Execunet, based in Ottawa, which was later acquired by Mitel Corporation and became Vice President and General Manager of Mitel's office products division. After leaving Mitel in 1984, Mr. Sorkin was a partner in Helix Investments Limited, a venture capital/closed-end fund, and later that year founded Hummingbird.

A. Barry Litwin President, Chief Executive Officer and co-founder of Hummingbird Ltd., Mr. Litwin has provided leadership as the chief technology architect at Hummingbird since its founding in September 1984, and as Executive Vice President from 1988 until his appointment as President in 1999. Mr. Litwin currently serves as the Company's President and Chief Executive Officer, a position he has held since December 2004. Mr. Litwin has been a member of the Company's board of directors since 1984. Mr. Litwin began his career in 1974 with Comterm where he specialized in the development of advanced compilers. In 1976, he joined Montreal-based Nexsys where he focused on microcomputer software. In 1979, Mr. Litwin moved to Phillips/Micom, and then from 1981 to1982, he served as Vice President of Execunet. From 1982 to 1984, Mr. Litwin was Assistant to the Executive Vice President of Mitel's Corporation's Office Product Division. Mr. Litwin holds a master's degree in Computer Science from McGill University in Montreal.

John T. McLennan Mr. McLennan has been a member of the Company's board of directors since 1995. Mr. McLennan was Vice Chairman and Chief Executive Officer of Allstream Inc. (formerly AT&T Canada) from May 2000 until June 2004. Prior to his appointment at AT&T Canada, Mr. McLennan was President and founder of Jenmark Consulting, a management consulting firm specializing in the telecommunications and technology sectors. From 1994 to 1997 Mr. McLennan was President and Chief Executive Officer of Bell Canada, and President of Bell Ontario from 1993 to 1994. Mr. McLennan is also a member of the Board of Directors of Air Canada, Manitoba Telecom Services, Platform Computing, Amdocs Limited, Medisys Health Group and Canada Health Infoway. Mr. McLennan is Chancellor of the University College of Cape Breton.

Andrew J. Malik Mr. Malik has been a member of the Company's board of directors since 1997. He currently serves as the Board's Lead Director. Mr. Malik is a Managing Director and has been with Lehman Brothers for over eighteen years. He has held positions in capital markets and investment banking and is currently head of the

Banking Development Group. Prior to joining Lehman Brothers, Mr. Malik was a partner of LF Rothschild, Unterberg, Towbin for sixteen years. Over the last quarter century he has aided several hundred technology and emerging growth companies in going public, and has effected over one thousand equity, debt and M&A transactions. He sits on the board of advisors for TripleHop Technologies, and holds other directorship positions.

Inder P.S. Duggal Mr. Duggal currently serves as the Company's Chief Financial Officer, Secretary and Treasurer, a position he has held since December 1, 2004. Prior to this, Mr. Duggal served as the Company's Chief Financial Officer and Chief Controller, a position he had held since 1993. He has been a member of the Company's board of directors since 1999. After completing his Chartered Accountancy designation in India, Mr. Duggal joined Tata Robins Fraser Ltd., a company that belongs to Tata Group, one of the largest private sector entities in India. In 1981 he joined Union de Banques Arabes et Francabees ("UBAF"), a subsidiary of Credit Lyonnais, France. Mr. Duggal came to the United States and completed the Certified Public Accountants examination in 1987. When Mr. Duggal left UBAF in 1990, he was the Senior Manager, Credit and Marketing at a branch responsible for international banking, finance and operations. After coming to Canada in 1990, Mr. Duggal worked for a Canadian chartered bank in the Finance and Control Division for fifteen months before joining Hummingbird in 1992. Mr Duggal is a member of the Board of Directors of ACD Systems International Inc.

Stephen A. Crane Mr. Crane was appointed to the Company's board of directors in April, 2004. Mr. Crane currently serves on the Board and Audit Committee of First Security Benefit Life Insurance & Annuity Company. Mr. Crane was Chairman of the Board, President and Chief Executive Officer of AlphaStar Insurance Group Limited from 1999 through 2004. Prior to joining AlphaStar, Mr. Crane was President and Chief Executive Officer of Gryphon Holdings Inc. from 1993 until 1999. From 1989 until 1993, Mr. Crane was President and Chief Executive Officer of G. L. Hodson & Son, Inc. From 1982 until 1989, Mr. Crane was Chief Financial Officer of Corroon & Black Corporation. From 1976 until 1982, Mr. Crane was a financial officer of Orion Capital Corporation, and its Chief Financial Officer from 1980 until 1982. Mr. Crane holds a B.A. degree from Princeton University and an M.B.A. degree in Finance from the Harvard Graduate School of Business.

Hadley C. Ford Mr. Ford currently serves as an independent management consultant. Mr. Ford previously served as non-executive Chairman of the Board of Tesia Corporation, and most recently as a director of AlphaStar Insurance Group, and as a director of Realm National Insurance Company, a wholly owned subsidiary of AlphaStar until 2003. Mr. Ford served as non-executive Chairman of the Board of Gryphon Holdings Inc., from 1993 to 1999, and served on the board of U.S. Homecare Inc. until 1998. Mr. Ford also served on the board of AMPlus, a joint venture company between AMP, the largest insurance company in Australia, and Andersen Consulting until 1998. From 1992 through 1998 he served as Senior Advisor to Accenture (then Andersen Consulting) in their strategy practice. Previously, Mr. Ford was Senior Vice President of Booz, Allen & Hamilton Inc., where he also served on the Board of Directors and the Operating Council until 1992. Mr. Ford is a graduate of the U.S. Naval Academy and Harvard Business School, and served as Captain in the U.S Marine Corps.

John B. Wade III Mr. Wade currently serves as partner at Dorsey & Whitney LLP in the Corporate Group, active in mergers and acquisitions. From 1995 to 1997 Mr. Wade was partner at Brock Fensterstock Silverstein McAuliffe & Wade LLC. From 1980 to 1995 Mr. Wade was partner at Marks & Murase LLP and an associate between 1979 and 1980. From 1975 to 1979 Mr. Wade was an associate at Alexander & Green. From 1970 to 1975 Mr. Wade served with the U.S. Coast Guard principally in the Office of Environmental Protection, the Office of Chief Counsel, Maritime and International Law Division, as well as U.S. Delegate - Legal Committee, and the United Nations Intergovernmental Maritime Consultative Organization. Mr. Wade holds B.A. and J.D. degrees from Duke University and an LL.M. in taxation from Georgetown University Law Center.

John A. MacDonald Mr. MacDonald currently serves as President MTS Allstream Inc. National Division. Mr. MacDonald joined Allstream as President and Chief Operating Officer in 2002. Prior to joining Allstream, Mr. MacDonald served as President and CEO of Leitch Technology Corp. Prior to that, Mr. MacDonald was with Bell Canada from 1994 to 1999, serving first as Executive Vice-President, Business Development and Chief Technology Officer before becoming President and COO in 1998. Mr. MacDonald began his career in 1977 at NBTel, rising to the post of President and Chief Executive Officer in 1994. Mr. MacDonald holds a Bachelor of Science in electrical engineering from Dalhousie University and a Bachelor of Engineering from Technical University of Nova Scotia. He is presently a member of the Board of Directors of Versatel Networks. He is also on the advisory board of Galazar Networks and a member of the Canadian Federal Government's Advisory Council on Science and Technology.

--------------------------------------------------------------------------------
                            APPOINTMENT OF AUDITOR
--------------------------------------------------------------------------------

Deloitte & Touche LLP are the current auditors of the Company. At the Meeting, it is proposed with the concurrence of the Company's Audit Committee to re-appoint Deloitte & Touche LLP, Chartered Accountants as auditors of the Company to hold office until the next annual meeting of shareholders. Unless such authority is withheld, the persons named in the accompanying form of proxy intend to vote FOR reappointment of Deloitte & Touche LLP as auditors of the Company, and to authorize the directors of the Company to fix the auditors' remuneration.

--------------------------------------------------------------------------------
                                  AUDIT FEES
--------------------------------------------------------------------------------

The aggregate fees billed in respect of each of the last two fiscal years for professional services rendered by Deloitte & Touche LLP, are as follows (in thousands of U.S. dollars):

                            Fiscal Year Ended          Fiscal Year Ended
                           September 30, 2005         September 30, 2004
                           ------------------         ------------------

Audit Fees(1)                      US $ 722.3                  US$ 614.3
Audit-Related Fees(2)              US $ 346.1                  US$ 172.8
Tax Fees(3)                        US $ 734.7                  US$ 521.2
All Other Fees(4)                  US $     -                  US$     -


(1) "Audit Fees" consist of the aggregate fees billed by Deloitte & Touche LLP (the "Outside Auditors"), the Company's principal accountant, for professional services rendered by it for the audit of the Company's annual financial statements or services that are normally provided by the Outside Auditors in connection with statutory and regulatory filings or engagements.

(2) "Audit-Related Fees" consist of the aggregate fees billed by the Outside Auditors for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported as audit fees. Professional services provided included review of the Company's quarterly financial statements and accounting advice on certain matters.

 (3) "Tax Fees" consist of the aggregate fees billed by the Outside Auditors for professional services rendered by it for tax compliance, tax advice and tax planning. Tax services provided included tax advisory services and review and filing of the Company's annual income tax returns.

 (4) "All Other Fees" consist of fees billed by the Outside Auditors for products and services other than Audit Fees, Audit-Related Fees and Tax Fees. No fees were billed by the Outside Auditors for the fiscal years ended September 30, 2005 and 2004, respectively, for products and services provided by it, other than the services reported in the preceding three paragraphs.



--------------------------------------------------------------------------------
                            EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                          SUMMARY COMPENSATION TABLE
--------------------------------------------------------------------------------

The following table sets forth information concerning the compensation earned from the Company and any of the Company's subsidiaries during the financial years ended September 30, 2005, 2004 and 2003 in respect of the individuals who were, at September 30, 2005, the Company's Chief Executive Officer, Chief Financial Officer and the Company's other three executive officers who had the highest aggregate salary and bonus during the 2005 fiscal year (collectively, the "Named Executive Officers"):


   ============================================================================================================================
             NEO                              Annual Compensation                         Long-Term Compensation
   ============================================================================================================================
                                                                                     Awards                   Payouts
   ----------------------------------------------------------------------------------------------------------------------------
   Name and Principal      Fiscal      Salary       Bonus     Other Annual   Securities     Shares      LTIP      All Other
   Position                  Year       ($)          ($)      Compensation(1)   Under      or Units   Payouts       Compen
                                                                  ($)       Options SARs   Subject      ($)      -sation (2)
                                                                               Granted    To Resale                  ($)
                                                                                 (#)       Restrict
                                                                                            -ions
                                                                                             ($)
   ----------------------------------------------------------------------------------------------------------------------------

   Fred E. Sorkin, (3)       2005      80,117         -            -              -           -          -       3,827,463(6)
   (4) Chairman and Chief
   Executive Officer         2004     536,165         -            -              -           -          -             713

                             2003     536,165         -            -              -           -          -             648

   ----------------------------------------------------------------------------------------------------------------------------

   A. Barry Litwin, (3)      2005     536,165    500,000(5)        -              -           -          -           1,490
   (4) President and
   Chief Executive Officer   2004     536,165          -           -              -           -          -           1,425

                             2003     536,165          -           -              -           -          -           1,296

   ----------------------------------------------------------------------------------------------------------------------------
   Inder P.S. Duggal, (3)
   Chief Financial Officer   2005     390,384    500,000(5)        -              -           -          -           1,490

                             2004     390,384          -           -          100,000         -          -           1,425

                             2003     390,384          -           -          100,000         -          -           1,296

   ----------------------------------------------------------------------------------------------------------------------------

   Elias Diamantopoulos,     2005   1,187,180          -           -           15,000         -          -           1,203
   Vice-President, Sales
                             2004     914,192          -           -              -           -          -           1,150

                             2003     525,292          -           -              -           -          -           1,063

   ----------------------------------------------------------------------------------------------------------------------------

   Giovanni Evangelisti,     2005     812,550          -           -              -           -          -               -
   Vice-President,
   European Sales            2004     654,606          -           -              -           -          -               -

                             2003     686,393          -           -              -           -          -               -

   ----------------------------------------------------------------------------------------------------------------------------

   Tony Heywood,             2005     732,024          -             -            -           -          -               -
   Senior Vice-President,
   Sales - EMEA              2004     593,606          -             -            -           -          -               -

                             2003     664,825          -             -         25,000         -          -               -

   ----------------------------------------------------------------------------------------------------------------------------

     Notes:
     (1) The aggregate value of perquisites and other benefits provided by the Company with respect to any Named Executive Officer in a fiscal year does not exceed the lesser of $50,000 and 10% of the total salary and bonus paid to such Named Executive in such fiscal year.
     (2) Amounts shown in this column represent premiums paid for term life insurance for the benefit of the Named Executive Officer unless otherwise noted.
     (3) Mr. Sorkin was the Chief Executive Officer until November 30, 2004, Mr. Litwin assumed the position of Chief Executive Officer on December 1, 2004 and Mr. Duggal assumed the position of Secretary & Treasurer on December 1, 2004.
     (4) Compensation information for Mr. Sorkin covers the two months in fiscal 2005 that he was Chief Executive Officer. Compensation information for Mr. Litwin is for the full twelve months of fiscal 2005.
     (5) Bonus amount shown reflects one-time payment in recognition of extraordinary past service and critical support, and as an incentive for future services.
     (6) Amount awarded to Mr. Sorkin upon his retirement as Chief Executive Officer, for his significant contributions in building the Company and his many years of services. All amounts shown except $713 relate to this award.

--------------------------------------------------------------------------------
                               OPTIONS AND SARS
--------------------------------------------------------------------------------


OPTION/SAR GRANTS DURING MOST RECENTLY COMPLETED FINANCIAL YEAR

The only options to purchase Shares granted to the Named Executive Officers during fiscal 2005 pursuant to the 1996 Employee Stock Option Plan of Hummingbird (the "Option Plan") were options in respect of 15,000 Shares granted to Mr. Diamantopoulos, representing 15.6 percent of all options granted to Hummingbird employees during fiscal 2005. The exercise price of these options is $28.59 per share. The market value of the Shares on the date of grant was $28.59 per share. These options will expire on November 29, 2010.


AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table summarizes the number and value of options exercised by each of the Named Executive Officers during fiscal 2005 and the number and current value of unexercised options for each of the Named Executive Officers on September 30, 2005.


   ----------------------- ------------------- ---------------- -------------------------------- ------------------------------
   Name                     Shares Acquired      Aggregate          Unexercised Options at           Value of Unexercised
                            On Exercise Of         Value               Fiscal Year End               In-the-money Options
                                Options           Realized        Exercisable/Unexercisable           At Fiscal Year end
                                                                                                    Exercisable/Unexercisable
                                                                             (#)                               ($)
   ----------------------- ------------------- ---------------- -------------------------------- ------------------------------
   Fred E. Sorkin                  -                 -             80,000           -                 132,800          -

   ----------------------- ------------------- ---------------- -------------- ----------------- -------------------- ---------
   A. Barry Litwin                 -                 -             80,000           -                 132,800          -

   ----------------------- ------------------- ---------------- -------------- ----------------- -------------------- ---------
   Inder P.S Duggal                -                 -            267,000        100,000                 -             -

   ----------------------- ------------------- ---------------- -------------- ----------------- -------------------- ---------
   Elias Diamantopoulos            -                 -             31,000         15,000                 -             -

   ----------------------- ------------------- ---------------- -------------- ----------------- -------------------- ---------
   Giovanni Evangelisti            -                 -             25,000           -                    -             -

   ----------------------- ------------------- ---------------- -------------- ----------------- -------------------- ---------
   Tony Heywood                    -                 -            116,667         8,333                  -             -
   ----------------------- ------------------- ---------------- -------------- ----------------- -------------------- ---------


-------------------------------------------------------------------------------
      SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
-------------------------------------------------------------------------------

Equity Compensation Plan Information
As of September 30, 2005


   --------------------------- ------------------------- -------------------------- ----------------------------------------
         Plan Category          Number of securities         Weighted-average           Number of securities remaining
                                  to be issued upon         exercise price of        available for future issuance under
                                     exercise of           outstanding options,      equity compensation plans (excluding
                                outstanding options,       warrants and rights          securities reflected under the
                                 warrants and rights                                 heading "Number of securities to be
                                                                                     issued upon exercise of outstanding
                                                                                        options, warrants and rights")
   --------------------------- ------------------------- -------------------------- ----------------------------------------
   Equity compensation
   plans approved by
   securityholders                    2,226,478                   $38.06                            803,666
   --------------------------- ------------------------- -------------------------- ----------------------------------------
   Equity compensation
   plans not approved by                  -                         -                                 -
   securityholders
   --------------------------- ------------------------- -------------------------- ----------------------------------------
        Total                         2,226,478                  $ 38.06                           803,666
   --------------------------- ------------------------- -------------------------- ----------------------------------------

-------------------------------------------------------------------------------
                   COMPOSITION OF THE COMPENSATION COMMITTEE
-------------------------------------------------------------------------------

Up to and until the date of the Annual General Meeting the Compensation Committee is comprised of John T. McLennan (Chairman), Stephen A. Crane and Jack Langer, all of whom are independent directors. No member of the Compensation Committee is employed by Hummingbird or is a former officer or employee of Hummingbird. No member of the Compensation Committee has been indebted to the Company or had any material interest in any transaction that has materially affected or would materially affect the Company. At the first meeting of the Board of Directors following the Annual General Meeting, the Compensation Committee will be re-constituted due to the retirement of Jack Langer from the Board of Directors. Any Director appointed to fill the position left vacant by Mr. Langer will be an independent Director.


--------------------------------------------------------------------------------
                       REPORT ON EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

The following report is provided by the Compensation Committee. The Compensation Committee is appointed by the Board of Directors and is responsible for making recommendations to the Board with respect to the compensation of the Chief Executive Officer, and certain of the Company's other executive officers. Otherwise, the Chief Executive Officer is responsible for establishing the level of compensation of the other executive officers of the Company.

The objective of the Compensation Committee with respect to compensation for executive officers is to ensure that compensation packages are designed and implemented to align compensation with both short-term and long-term corporate objectives and employee performance. The emphasis on performance-based compensation enables the Company to:

o attract and retain talented and effective individuals to assume responsibility for those functions that are critical to the Company's success;

o encourage and recognize high levels of performance by linking achievement of specific goals with incentive compensation; and

o link long term compensation to the achievement of Hummingbird's strategic objectives of growth and the enhancement of shareholder value resulting from increases in revenues and profits.

Compensation - Chief Executive Officer

The Compensation Committee (the "Committee") reviews and assesses the competitiveness and appropriateness of the compensation arrangements for the Chief Executive Officer and makes recommendations regarding these compensation packages to the Board for approval. In conducting such reviews, the Committee considers, among other things, individual performance, the Company's performance, the alignment with and balance between short and longer-term performance goals, the value of incentive awards paid to similar positions in comparable companies, previous incentive awards and length of service and contributions to the Company.

Mr. Sorkin was Chief Executive Officer of the Company up to December 1, 2004 the date of his retirement from the Company. During fiscal year 2005 Mr. Sorkin received a pro-rated portion of his salary and was awarded by the Board a long-term service bonus of 3,826,750. In awarding this bonus the Board considered Mr. Sorkin's significant contributions in building the Company and his many years of service.

Mr. Litwin was appointed as the Company's President and Chief Executive Officer on December 1, 2004, succeeding Mr. Sorkin upon his retirement as Chief Executive Officer of the Company. The Compensation Committee is responsible for recommending to the Board of Directors for approval Mr. Litwin's salary, bonus and any stock incentive awards. Mr. Litwin's salary remains unchanged from the previous fiscal year. The compensation policy of the Company is designed to remunerate the Chief Executive Officer with compensation that is competitive in the high-tech market place, with a particular emphasis on comparable software companies. Secondary comparisons are also made to comparably-sized companies (considering annual revenue and total number of employees). The Compensation Committee believes that based on these comparisons that Mr. Litwin's compensation is reasonable. Mr. Litwin is eligible to earn an annual performance-based bonus based on the achievement of pre-established individual performance objectives set by the Board of Directors. This incentive plan is intended to motivate the Chief Executive Officer to meet and exceed individual objectives and pre-established corporate financial objectives, as well as to align the financial interests of the Chief Executive Officer with the financial interests of the shareholders of the Company. In fiscal year 2005 Mr. Litwin received a long-term incentive bonus of $500,000. In awarding this bonus, the Compensation Committee and Board of Directors considered Mr. Litwin's history of contributions to the Company, his knowledge of the Company and industry and his recent appointment as Chief Executive Officer.

Components of Executive Compensation

The Company's compensation programs for its executive officers consist of three major components: salary and benefits and other perquisites, short-term incentives and long-term incentives. The compensation programs provide a balance between cash and stock-based compensation. A significant component of the cash-based compensation is at risk and tied to quantitative performance targets of the Company. However, depending on the individual's responsibilities and objectives, the Company places varying emphasis on the three components.

Base Salaries, Benefits and Other Perquisites

In order to attract and retain successful executives, base salaries are competitive and consistent with those being paid for positions of similar responsibility in companies of similar size as measured by factors such as revenue, business focus and/or number of personnel in the software industry and technology sector generally. Executive salaries are determined based on a review of the competitive marketplace and the particular skills, experience, responsibility and proven or expected performance of the individual in question.

Bonuses and Commissions

The short-term incentive component of compensation consists of cash bonuses. Bonuses are awarded based on the executive meeting pre-established corporate objectives approved by the Board. Those who are involved in sales and other sales employees are compensated on a base salary plus commission basis to provide an appropriate incentive to increase sales of Hummingbird offerings. Bonuses may also be awarded to these employees for exceeding performance targets. Bonuses are also a component of long-term incentive compensation. The Company may award bonuses to executive officers and senior management as a long-term incentive component of compensation in recognition of past services, as incentive for future services and to enhance the long-term commitment of key personnel.

Stock Options

The long-term incentive component of compensation consists of stock-based incentives. The stock-based compensation is implemented through the Company's stock option plan. The purpose of the stock option plan is to improve the Company's long-term financial success by aligning the executive officers' interests with those of the Company's shareholders. Subject to the provisions of the stock option plan, the Compensation Committee approves those entitled to participate in the stock option plan, the number of options to be granted, and the other terms and conditions of each stock option grant. Hummingbird believes that due to the highly competitive nature of the technology industry that stock options represent an important means to attract and retain talented and motivated employees.

Submitted on behalf of the Compensation Committee

John T. McLennan, Chairman
Stephen A. Crane
Jack Langer



--------------------------------------------------------------------------------
                             EMPLOYMENT CONTRACTS
--------------------------------------------------------------------------------

All Named Executives Officers have written employment agreements with Hummingbird. These agreements contain confidentiality, non-competition and non-solicitation provisions. Base salaries for Messrs. Diamantopoulos, Evangelisti and Heywood increase at the discretion of the Chief Executive Officer. Messrs. Diamantopoulos, Evangelisti and Heywood are entitled to commissions based on achievement of sales targets. In the event Mr. Diamantopoulos is terminated without cause he will be entitled to eight weeks notice plus the minimum notice and severance required under applicable law. In the event that Mr. Evangelisti is terminated other than for gross negligence or serious misconduct, he will be entitled to six months' notice and a severance payment representing 7.5% of the gross annual amount of all of his remuneration, including non-cash benefits and ancillary wages paid during his employment with the Company up to the effective date of his departure. In the event Mr. Heywood is terminated without cause he will be entitled to six months base salary. Base salaries for the remaining Named Executive Officers (the "Other Named Executives") increase annually by not less than 15% and such further increase as may be determined by the Board of Directors upon the recommendation of the Compensation Committee. The Other Named Executives are also entitled to receive an annual bonus of not less than $50,000 each, if fiscal objectives determined in advance by the Company are achieved. The agreements with the Other Named Executives also include provisions relating to benefits and perquisites, and require the Company to pay 30 months salary, benefits and bonus (based on the largest bonus in the preceding years) in the event of termination of their employment without cause, termination of employment following a change of control of Hummingbird or in the event of termination, including for cause, except in limited circumstances.


-------------------------------------------------------------------------------
                               PERFORMANCE GRAPH
-------------------------------------------------------------------------------

The following graph compares the total cumulative shareholder return since September 30, 2000 for $100 invested in Hummingbird shares on such date with the total cumulative return of the S&P/TSX Composite Index (the total index return, including dividends re-invested).


       9/29/2000    9/28/2001    9/30/2002    9/30/2003   9/30/2004  9/30/2005

TSX       100          66            60           72          84        106
HUM       100          59            51           60          58         58


-------------------------------------------------------------------------------
                           COMPENSATION OF DIRECTORS
-------------------------------------------------------------------------------

In 2005, Directors' compensation was reviewed in the context of best practices in order to better align Director interests with those of the Company. A competitive benchmark analysis on Directors' compensation for software and peer companies in both Canada and the United States was completed. As a result of the review, it was determined that certain changes in the compensation for Directors of the Company should be made. In 2005, the Board of Directors reviewed and confirmed the following annual compensation package for non-management Directors. Directors who are salaried officers of Hummingbird receive no compensation for serving as directors. Annual retainers paid to members of the Board are as follows; Chairman US$60,000, Lead Director US$35,000, Audit Committee Chair US$35,000, Compensation Committee Chair US$30,000, Nominating and Corporate Governance Committee Chair US$30,000 and Other Directors US$25,000. Meeting attendance fees are also paid to Directors as follows: Physical US$2,000, Electronic US$1,000.

During fiscal 2005, Hummingbird paid an aggregate of US$207,275 for the services of non-executive directors.


-------------------------------------------------------------------------------
               INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
-------------------------------------------------------------------------------

No individual who is, or at any time during the most recent completed financial year of the Company was, a director or officer of the Company, nor any proposed nominee for election as a director of the Company, nor any associate of any one of them is, or at any time since the beginning of the most recent completed financial year of the Company has been, indebted to the Company or any of its subsidiaries or was indebted to another entity, which such indebtedness is, or was at any time during the most recent completed financial year of the Company, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.


-------------------------------------------------------------------------------
                 DIRECTORS' AND OFFICERS' LIABILITY INSURANCE
-------------------------------------------------------------------------------

The Company has purchased and maintains insurance for the benefit of the directors and officers of the Company and its subsidiaries. These policies insure directors, officers and the Company in circumstances where the Company is obligated to indemnify its directors and officers against certain liabilities. Directors and officers are entitled to indemnity from the Company for liabilities they incur in connection with their service to the Company, except where such liability relates to the failure by a director or officer to act honestly, in good faith and with a view to the best interests of the Company.

The current policies have an aggregate limit of US$10,000,000 in each policy year. With respect to the Company, coverage is subject to a deductible of US$300,000 for each loss with respect to securities claims and US$50,000 for each loss in respect of all other claims for which the Company grants indemnification as permitted or required by law. No deductible is payable by any director or officer making a claim under the policy. The Company paid an aggregate premium of US$260,000 for these policies. No part of this premium was paid by the directors or officers of the Company.



--------------------------------------------------------------------------------
             INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
--------------------------------------------------------------------------------

No informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.



-------------------------------------------------------------------------------
                             MANAGEMENT CONTRACTS
-------------------------------------------------------------------------------

There are no management functions of the Company, or any subsidiary of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiaries.


-------------------------------------------------------------------------------
                  STATEMENT OF CORPORATE GOVERNANCE PRACTICES
-------------------------------------------------------------------------------

The Board of Directors and senior management of the Company consider good corporate governance as fundamental to the effective operation of the Company. As part of the Company's commitment to effective corporate governance, the Board of Directors, with the assistance of the Nominating and Corporate Governance Committee, monitors changes in legal and regulatory requirements and best practices.

During the past year, there have been several changes to the corporate governance disclosure requirements applicable to the Company. Specifically, the Canadian Securities Administrators introduced in final form National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "National Instrument") and National Policy 58-201 - Corporate Governance Guidelines (the "National Policy"), both of which became effective on June 30, 2005 and replaced the Corporate Governance Guidelines of the Toronto Stock Exchange.

Leading up to these changes, the Board of Directors and the Company devoted significant attention and resources to ensuring that the Company's system of corporate governance would meet or exceed applicable legal and stock exchange requirements. Of particular note, the Board of Directors together with the Company have developed a Board Charter and individual Charters to govern the activities of each of the Committees of the Board. In addition, the Board of Directors has appointed a Lead Director and developed Position Descriptions for the Chairman, Lead Director, Chairs of Board Committees, Directors and the Chief Executive Officer.

Also, the Board of Directors enhanced the responsibilities of the Corporate Governance Committee regarding the nomination of Directors to the Board. In conjunction with this, at the first Board meeting following the Annual General Meeting, the Board will rename the Committee the Nominating and Corporate Governance Committee.

The following disclosure of the Company's approach to corporate governance outlines the various procedures, policies and practices that the Company and the Board of Directors have implemented to address all of the foregoing requirements.


-------------------------------------------------------------------------------
                              BOARD OF DIRECTORS
-------------------------------------------------------------------------------

As at September 30, 2005, the Board of Directors was comprised of eight members. The Board of Directors has concluded that a majority of those directors, specifically five out of eight (or 63%), were `independent'. The Board's determination as to each director's independence is made with reference to definitions under applicable securities laws and stock exchange regulations. Each of Messrs. McLennan, Malik, Spitzer, Crane and Langer meet the definitions of independence under applicable securities laws and stock exchange regulations and are considered by the Board to be independent.

The proposed number of Directors to take office as at the date of the Annual General Meeting of Shareholders is nine. The Board of Directors has concluded that a majority of those directors, specifically six out of nine (or 67%), are `independent'. The Board's determination as to each director's independence is made with reference to definitions under applicable securities laws and stock exchange regulations. Each of Messrs. McLennan, Malik, Crane, Ford, Wade and MacDonald meet the definitions of independence under applicable securities laws and stock exchange regulations and are considered by the Board to be independent.

Mr. Litwin, the President and Chief Executive Officer(1), and Mr. Duggal(2), the Chief Financial Officer, and Secretary & Treasurer of the Company, by virtue of being members of management, have material relationships with the Company and are therefore not independent Directors. Mr. Sorkin(1), the Chairman of the Board of Directors, is not considered to be independent because he was formerly Chief Executive Officer of the Company within the last three year period. The Board believes that the presence of these three individuals on the Board is an important part of the effective corporate governance of Hummingbird. The knowledge that each of these Directors brings to the Board and the insight that each offers into his particular area of responsibility within Hummingbird have been instrumental in creating an effective board.

(1) Mr. Sorkin was the Chief Executive Officer until November 30, 2004, Mr. Litwin assumed the position of Chief Executive Officer with effect from December 1, 2004.
(2) Mr. Litwin was Secretary & Treasurer until November 30, 2004. Mr. Duggal assumed the position of Secretary & Treasurer effective December 1, 2004


Certain Directors of the Company are also directors of other public corporations in Canada and in other jurisdictions. Information as to such other directorships is set out in the biography of each director under the heading "Election of Directors". The Company and the Board of Directors recognize the significant commitment involved in being a member of the Board of Directors. It is the responsibility of each Director to ensure that other commitments do not conflict or materially interfere with the Director's responsibilities to the Company. Board membership requires a significant time commitment, and the Nominating and Corporate Governance Committee will consider the number of other public company boards or other boards or committees of which a Director is a member. Directors are required to notify the Nominating and Corporate Governance Committee prior to accepting membership of any other public company board. In addition, any time a Director changes his or her job responsibility outside the Company, such Director is required to notify the Nominating and Corporate Governance Committee, which shall assess the appropriateness of such Director remaining on the Board and make a recommendation to the Board accordingly.


The Company has taken steps to ensure that adequate structures and processes are in place to permit the Board of Directors to function independently of management. The independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. In fiscal 2005 seven such meetings were held.

Mr. Fred Sorkin, the former Chief Executive Officer of Hummingbird, serves as Chairman of the Board of Directors. While the Board has considered the issue of an independent chair of the Board, in light of Mr. Sorkin's role in founding Hummingbird and his guidance in its successful development, the Board considers him uniquely suited to fulfill the role of chair at the meetings of the Board of Directors. Given the Chairman is not an independent director, the Company has appointed Mr. Malik as Lead Director in order to ensure appropriate leadership for the independent directors. As Lead Director, he is responsible for, among other things: providing a source of Board leadership complementary to that of the Chairman; providing input on the preparation of agendas for Board and Committee meetings; ensuring that the independent Directors meet without non-independent Directors present and to chair these meetings; and to work with the Chairman and Chief Executive Officer to ensure the Board has adequate resources, especially by way of full timely and relevant information to support its decision-making requirements.

During the fiscal year ended September 30, 2005, the number of Board and Committee meetings held and the attendance of Directors at these meetings were as follows:

                 Board of Directors                           8
                 Audit Committee                              6
                 Compensation Committee                       1
                 Corporate Governance Committee               1


        Director                   Board Meetings      Committee Meetings
        --------                   --------------      ------------------

        Fred E. Sorkin               8 of 8 (100%)          1 of 1 (100%)
        A. Barry Litwin              8 of 8 (100%)              -
        John T. McLennan             6 of 8 (75%)           1 of 1 (100%)
        Andrew J. Malik              8 of 8 (100%)          1 of 1 (100%)
        Inder P.S. Duggal            8 of 8 (100%)              -
        Mark D. Spitzer              7 of 8 (88%)           6 of 6 (100%)
        Stephen A. Crane             7 of 8 (88%)           8 of 8 (100%)
        Jack Langer                  7 of 8 (88%)           7 of 7 (100%)


--------------------------------------------------------------------------------
                                 BOARD MANDATE
--------------------------------------------------------------------------------

The Board of Directors has adopted a written Charter to confirm and enhance the Board of Directors' ongoing duties and responsibilities to the Company. A copy of the Company's Board Charter is attached to this Circular as Appendix "A". The Board of Directors is responsible for the overall stewardship of the Company and exercising independent supervision over management of the Company. The primary responsibility of the Board is to foster the long-term success of the Company, and to build long-term value for the Company's shareholders consistent with the Board's fiduciary duties. The Board selects the Chief Executive Officer and oversees corporate strategy and performance and other business affairs of the Company. In addition, the Board monitors the performance of the Chief Executive Officer and other senior officers, and develops related succession plans. The Board discharges its responsibilities directly and through delegation of specific responsibilities to Committees of the Board. As set out in the Board Charter, the Company's Board of Directors has established three committees to assist with its responsibilities; (1) Audit Committee, (2) Compensation Committee and (3) Nominating and Corporate Governance Committee. Each of these Committees has a Charter that outlines the duties and responsibilities of Committee members.

Specific responsibilities of the Board of Directors set out in the Charter of the Board of Directors include:

o Appointing Management - ensuring management of high caliber is appointed, trained and assessed
o Strategic Planning - establishing long-term goals and strategies and monitoring management's performance in implementing those strategies
o Operational Matters - reviewing, evaluating the Company's financial performance against the Company's plan
o Information Flow from Management - requiring management keep the Board abreast of all material items that could impact on the Company
o Shareholder Communications - ensuring the Company communicates in a timely, reliable and effective manner with its shareholders and the public generally
o Financial Reporting - reviewing accounting policies, internal controls and audit procedures
o Compensation - reviewing the Company's compensation policy to ensure it is appropriate
o Evaluation of the Chief Executive Officer - annually conducting a review and evaluation of the performance of the Chief Executive Officer
o Management Succession Planning - periodically reviewing succession plans for the Chief Executive Officer and other senior officers
o Risk Management - ensuring that systems are in place that effectively monitor and manage risks
o Internal Controls - evaluating the integrity and effectiveness of Company's system of internal controls
o Board Constitution - determining the most appropriate and effective Board by taking into consideration member competencies, independence, and size of the Board
o Nomination and Appointment of Directors - adopting criteria to be used in selecting candidates for nomination to the Board
o Committees of the Board - establishing and maintaining Committees to which the Board can delegate specific responsibilities
o Board Operation - maintaining an awareness of the overall responsibilities of the Board of Directors
o Corporate Governance Matters - reviewing and approving corporate governance guidelines which comply with all applicable legal, regulatory and stock exchange listing requirements
o Assessing Board Performance - periodically conducting a self-evaluation to determine whether the Board and its Committees are functioning effectively
o Assessing the Charter - periodically reviewing and assessing the adequacy of the Board Charter and making any recommended changes
o Board Orientation and Continuing Education - providing new Directors with formal orientation and requiring each Director to participate in continuing educational programs
o Director Compensation - reviewing and aligning Director compensation so that it reflects the responsibilities and risks of the position
o Establishing Policies and Procedures - approving and monitoring of all policies and procedures including corporate governance, and ethics
o Shareholder Interests - referring all matters requiring shareholder approval to the Company's shareholders


--------------------------------------------------------------------------------
                             POSITION DESCRIPTIONS
--------------------------------------------------------------------------------

The Board of Directors has developed written position descriptions for the Chairman and Lead Director of the Board, Chairs of Board Committees, Directors and the Chief Executive Officer.

The Chairman of the Board is responsible for, among other things: overseeing the Board's discharge of its duties; governing the conduct of the Board; providing advice, counsel and mentorship to the Chief Executive Officer and fellow members of the Board; assisting Board committees; and acting as a liaison between the Board and management.

The Lead Director is responsible for, among other things: providing a source of Board leadership complementary to that of the Chairman; providing input on the preparation of agendas for Board and Committee meetings; ensuring that the independent Directors meet without non-independent Directors present and to chair these meetings; and to work with the Chairman and Chief Executive Officer to ensure the Board has adequate resources, especially by way of full timely and relevant information to support its decision-making requirements.

Chairs of Board Committees are responsible for, among other things: scheduling, setting agendas for and presiding over Committee meetings; ensuring the Committee's activities are consistent with, and fulfill the Committee's charter; to provide leadership to enable the Committee to act as an effective team in carrying out its duties and responsibilities; and acting as a liaison between the Committee and the rest of the Board.

Directors are responsible for, among other things: attending all Board meetings and devoting the necessary time and attention in preparation to be able to make informed decisions on issues and to participate fully and frankly in the deliberations and discussions of the Board; being generally knowledgeable of the Company's products and operations and the industry within which it operates in order to contribute effectively to the Board and its Committees; and to be an available resource to management

The Chief Executive Officer is responsible for, among other things: developing a long-term strategy and vision for the Company that leads to the creation of shareholder value; overseeing the day-to-day business operations of the Company in accordance with the Company's strategic plan and current year operating plan as approved by the Board of Directors; and ensuring that the Company has an effective management team and to monitor the performance of senior leaders and provide feedback and training as appropriate.


-------------------------------------------------------------------------------
                     ORIENTATION AND CONTINUING EDUCATION
-------------------------------------------------------------------------------

Pursuant to the Nominating and Corporate Governance Committee Charter, it is the responsibility of the Nominating and Corporate Governance Committee to ensure the adequacy, and oversee an orientation program for new Directors and ongoing educational requirements for all Directors. The purpose of this orientation program is to assist new Directors in understanding the role of the Board and its Committees, the contribution individual Directors are expected to make (including the commitment of time and energy that the Company expects from its Directors), and to familiarize new directors with the nature and operation of the Company's business (including the Company's reporting structure, strategic plans, significant financial, accounting and risk issues, compliance programs and policies and the external auditors). New Directors are given the opportunity to meet with management and other members of the Board of Directors to familiarize themselves with the business of the Company and their responsibilities as members of the Board. New Directors will also be provided with copies of the Board's Charter, Committee Charters and company policies. The Nominating and Corporate Governance Committee is also responsible for overseeing and implementing continuing education programs to assist Directors in maintaining the skill and knowledge necessary to meet their obligations as Directors, to ensure that their knowledge and understanding of the Company's business remains current, and to ensure their knowledge of legal, regulatory and ethical responsibilities remains up to date. Directors are also encouraged to attend external continuing education programs, and it is the Company's policy to pay for such programs on behalf of the Director.


--------------------------------------------------------------------------------
                           ETHICAL BUSINESS CONDUCT
--------------------------------------------------------------------------------

Hummingbird is committed to conducting its business with the highest standards of business ethics and in accordance with applicable laws, rules and regulations. The Company has adopted a Code of Ethics that applies to all directors, officers and employees of the Company and sets forth specific policies to guide these individuals in the performance of their duties. The Code sets out in detail the core values and the principles by which the Company is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws, rules and regulations and Company policies and procedures; confidential information; public disclosures; and protection and proper use of company assets. The management of the Company is committed to fostering and maintaining a culture of high ethical standards and compliance, and ensuring a work environment that encourages employees to raise concerns to the attention of management and promptly addressing any employee compliance concerns. The Company maintains appropriate records evidencing compliance with the Code of Ethics. It is ultimately the Board of Directors' responsibility for monitoring compliance with the Code of Ethics. The Board of Directors has delegated this responsibility to the Nominating and Corporate Governance Committee which, among other things, reviews the Code of Ethics periodically, reviews management's monitoring of compliance with the Code of Ethics, and if it were necessary, to consult with members of the Company's senior management team and Audit Committee, as appropriate, to resolve any reported violations of the Company's Code of Ethics. A copy of the Company's Code of Ethics is available on the Company's website at www.hummingbird.com, and has been filed on and is accessible through SEDAR at www.sedar.com.


--------------------------------------------------------------------------------
                            NOMINATION OF DIRECTORS
--------------------------------------------------------------------------------

Up and until the date of the Annual General Meeting of Shareholders the Corporate Governance Committee is comprised of Messrs. Sorkin (Chair), Crane and Malik, the majority of whom are independent Directors. At the first meeting of the Board of Directors following the Annual General Meeting the Corporate Governance Committee will be re-constituted as the Nominating and Corporate Governance Committee with Mr. Sorkin being replaced on the Committee with an independent Director. The Board of Directors of the Company has adopted a Nominating and Corporate Governance Committee Charter which outlines, among other things, the Committee's responsibilities to oversee and assess the membership, structure and organization of the Board of Directors and the Committees of the Board, and to identify and recommend qualified Director candidates for election to the Board of Directors. On an annual basis the Nominating and Corporate Governance Committee assesses the size of the Board of Directors and the competencies, skills and personal qualities required of the members of the Board of Directors to add value to the Company. The Nominating and Corporate Governance Committee has established a process for Director renewal and recruitment and recommends to the Board the criteria to select candidates for nomination to the Board. Consideration is given to the opportunities and risks facing the Company, and to the desired competencies of new Board members including judgment, integrity, diversity, prior experience, the interplay of the candidate's experience with the experience of other Board members, the extent to which the candidate would be desirable as a member of any Committees of the Board, and the candidate's ability and willingness to devote the required time and effort to Board responsibilities. Periodically and when necessary, the Nominating and Corporate Governance Committee will conduct searches for potential Director candidates and evaluate, propose and approve nominees for appointment to the Board of Directors. The Nominating and Corporate Governance Committee oversees the orientation program for new Directors, which is designed to assist new Directors in understanding the role of the Board and its Committees, the contribution individual Directors are expected to make (including the commitment of time and energy that the Company expects from its Directors) and the nature and operation of the Company's business. The Nominating and Corporate Governance Committee also oversees Director continuing education requirements. In addition, the Nominating and Corporate Governance Committee is responsible for establishing a succession plan for the Board to maintain the appropriate balance of skills and experience and to formulate policies, rules and guidelines governing and regulating the affairs of the Board of Directors, such as age, tenure, the number of times a Director may stand for re-election and retirement of Directors.


--------------------------------------------------------------------------------
                                 COMPENSATION
--------------------------------------------------------------------------------

Up and until the date of the Annual General Meeting of Shareholders the Compensation Committee is comprised of Messrs. McLennan (Chair), Crane and Langer, all of whom are independent Directors. At the first meeting of the Board of Directors following the Annual General Meeting, the Compensation Committee will be re-constituted due to the retirement of Jack Langer from the Board of Directors. Any Director appointed to fill the position left vacant by Mr. Langer will be an independent Director. The Board of Directors of the Company has adopted a Compensation Committee Charter which outlines, among other things, the responsibilities of the Compensation Committee with respect to reviewing and making recommendations on the Company's compensation strategy, policies and process. On an annual basis the Compensation Committee approves and recommends to the Board the Company's compensation policies generally, including base salary, annual incentives, long-term incentives, executive perquisites, supplemental benefits and equity-based incentive plans. In reviewing such compensation policies, the Compensation Committee may consider the recruitment, development, promotion, retention and compensation of executives and other employees of the Company and any other factors that it deems appropriate. In addition, the Compensation Committee approves and recommends to the Board all forms of compensation to be provided to the Chief Executive Officer and other key executive officers of the Company. In reviewing such compensation for recommendation, the Compensation Committee, among other things, evaluates executive officer achievement against corporate goals and objectives, the Company's overall performance, shareholder returns, the value of similar incentive awards relative to such targets at comparable companies, awards given in past years, and such other factors as the Compensation Committee deems appropriate and in the best interests of the Company. The Compensation Committee is also responsible for proposing goals for the administration of the Company's equity-based compensation plans and reviewing their competitiveness and making recommendations regarding the form of compensation for the Board of Directors that realistically reflects the responsibilities and risks of these positions. In addition, the Compensation Committee annually prepares the Report on Executive Compensation that is disclosed in the annual management information circular prepared in connection with the Company's annual meeting of shareholders. For information regarding the process by which the Board of Directors determines the compensation for the Company's directors and officers please see "Executive Compensation - Report on Executive Compensation" and "Executive Compensation - Compensation of Directors". During fiscal year 2005 no compensation consultant or advisor was retained by the Company.

-------------------------------------------------------------------------------
                            OTHER BOARD COMMITTEES
-------------------------------------------------------------------------------

The Board has no other standing Committees of the Board other than the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee.

See Section 15 - Audit Committee and Appendix A - Charter of Audit Committee in Hummingbird's Annual Information Form dated December 29, 2005 (the "AIF") for more information about the Audit Committee, including the Audit Committee's Charter, information about independence, financial literacy, relevant education and experience of Audit Committee members, as well as audit committee policies and procedures for engaging the Company's external auditor.


-------------------------------------------------------------------------------
                               BOARD ASSESSMENT
-------------------------------------------------------------------------------

The Nominating and Corporate Governance Committee is responsible for annually assessing the effectiveness of the Board of Directors as a whole, and each Committee of the Board of Directors, and making recommendations for proposed changes as appropriate to improve Board and Committee performance. The Nominating and Corporate Governance Committee is also responsible for evaluating the contributions of individual Directors in their capacity as Directors and as members of any Committee of the Board. Each Director is required to complete, on an annual basis, an evaluation with respect to: (i) the performance of the Board of Directors; (ii) the performance of Committees; and (iii) the contributions of other Directors to the Board of Directors and its Committees. The Nominating and Corporate Governance Committee reviews these evaluations with the Chairman and the Lead Director. The results of the evaluations are summarized and presented to the full Board of Directors. In addition, the Lead Director as appropriate reviews with each Director that Director's peer evaluation findings.




--------------------------------------------------------------------------------
                                OTHER BUSINESS
--------------------------------------------------------------------------------

Management of the Company knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting accompanying this Management Information Circular. However, if any other matters, which are not known to management, should properly come before the Meeting, it is the intention of the persons designated in the form of proxy accompanying this Management Information Circular to vote upon such matters in accordance with their best judgement.


--------------------------------------------------------------------------------
                             SHAREHOLDER PROPOSALS
--------------------------------------------------------------------------------

To propose any matter for a vote by the shareholders at an annual meeting of the Company a shareholder must send a proposal to the Secretary of Hummingbird at 1 Sparks Avenue, Toronto, Ontario, Canada, M2H 2W1 at least 90 days before the anniversary date of the notice for the previous year's meeting. Proposals for the Company's fiscal year 2006 annual meeting must be received no later than November 11, 2006. The Company may withhold any proposal from its proxy circular and annual meeting for reasons outlined in the Canada Business Corporations Act, including, receipt of the proposal by the Company subsequent to November 11, 2006.

--------------------------------------------------------------------------------
                            ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Current financial information on the Company is provided in the Company's comparative financial statements and MD&A for the most recently completed financial year. This information and additional information relating to the Company including the Company's AIF can be found on SEDAR at www.sedar.com, or on the Company's website at www.hummingbird.com. Copies of the Company's latest AIF, together with any document incorporated therein by reference, Annual Report and Financial Statements and Management Information Circular may be obtained upon request to the Secretary of the Company at 1 Sparks Avenue, Toronto, Ontario, Canada, M2H 2W1 (416-496-2200). The Company may require the payment of a nominal charge if the request is made by a person who is not a shareholder of the Company.

--------------------------------------------------------------------------------
                              DIRECTORS' APPROVAL
--------------------------------------------------------------------------------

Unless otherwise stated, information contained herein is given as of the date hereof. The contents of this information circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors of the Company.

DATED as of the 6th day of February 2006.



                                                     /s/ Inder P.S. Duggal
                                                     Corporate Secretary


-------------------------------------------------------------------------------
                    APPENDIX A - BOARD OF DIRECTORS CHARTER
-------------------------------------------------------------------------------

[GRAPHIC OMITTED]
HUMMINGBIRD LTD.
BOARD OF DIRECTORS CHARTER

MANDATE:
--------
The Board of Directors is responsible for the stewardship of the Corporation and exercising independent supervision over management of the Corporation. The primary responsibility of the Board is to foster the long-term success of the Company, and to build long-term value for the Company's shareholders consistent with the Board's fiduciary duties. The Board selects the Chief Executive Officer and oversees corporate strategy and performance and other business affairs of the Corporation. In addition, the Board monitors the performance of the Chief Executive Officer and other senior officers, and develops related succession plans.

BOARD COMPOSITION
-----------------

Election and Appointment of Directors
-------------------------------------
o Directors shall be elected by the shareholders annually for a one year term, provided that if Directors are not elected at any annual meeting, the incumbent Directors continue in office until their successors are elected. Nominees for Director shall be selected on the basis of, among other things, the criteria set forth in the Nominating and Corporate Governance Committee charter. The Board shall select the Chairperson of the Board in any way that it deems best for the Company.

Director Qualifications
-----------------------
o A majority of the members of the Board of Directors must qualify as independent Directors such that the Board complies with all independence requirements under corporate and securities laws, and all stock exchange requirements applicable to it. It is the responsibility of each Director to ensure that other commitments do not conflict or materially interfere with the Director's responsibilities to the Company. Board membership requires a significant time commitment, and the Nominating and Corporate Governance Committee will consider the number of other public company Boards or other Boards or Committees of which a Director is a member. Directors shall notify the Nominating and Corporate Governance Committee prior to accepting membership of any other public company Board. In addition, any time a Director changes his or her job responsibility outside the Company, such Director shall notify the Nominating and Corporate Governance Committee, which shall assess the appropriateness of such Director remaining on the Board and make a recommendation to the Board accordingly.

Size of the Board
-----------------
o The Board shall consist of such number of Directors as the Board may determine from time to time in accordance with the Company's constating documents. The Board of Directors should generally be comprised of no fewer than eight and no more than twelve Directors. It is believed that this size permits needed expertise, diversity of experience and independence, without hindering effective discussion or diminishing individual accountability. The size of the Board could however be increased or decreased if determined to be appropriate by the Board.

Lead Director
-------------
If the Chairperson of the Board is not an independent Director, the Board will appoint a Lead Director who is an independent and unrelated Director. The Lead Director is expected to provide a source of Board leadership complementary to that of the Chairperson. The Lead Director shall have the following responsibilities, together with such others as the Board might from time to time specify:

o Provide input to the Chairperson of the Board, President and Chief Executive Officer and Corporate Secretary on the preparation of agendas for Board and committee meetings and the scheduling of Board meetings.
o Work with the Chairperson of the Board and the President and Chief Executive Officer to provide the Board with adequate resources, especially resources related to the delivery of full, timely and relevant information to support its decision-making requirements
o Chair Board meetings when the Chairperson of the Board is not in attendance
o Chair meetings of independent Directors to discuss issues relating to the Company's business and communicating with the Chairperson of the Board, the President and Chief Executive Officer and the entire Board, as appropriate, with respect to the results of these meetings
o Ensure that the Board of Directors evaluates the performance of management objectively and that the Board of Directors understands the boundaries between the Board of Directors and management responsibilities.
o Work with the Nominating and Corporate Governance Committee with respect to the Board's performance evaluation process
o    Assist in orienting and integrating new Directors to the Board
o Monitor the Company's mechanism for receiving and responding to communications from shareholders to the Board.

Vacancy
-------
o Any Director may be removed from office in accordance with the Company's constating documents and the provisions of applicable law. The Board shall, in determining the appropriate person to fill vacancies between elections, take into account the recommendations of the Nominating and Corporate Governance Committee.

EXPECTATIONS OF DIRECTORS
-------------------------
Directors and the Board as a whole are expected to demonstrate integrity and high ethical standards; have career experience and expertise relevant to the Company's business, financial responsibilities and risk profile; have an understanding of fiduciary duty; have the ability to read and understand financial statements; and developed communication skills so that individual Directors can actively participate in Board discussions and debate.

Every Director shall prepare for and attend (absent extenuating circumstances) all scheduled meetings of the Board and meetings of Committees of the Board on which the Director serves. It may be necessary to hold Board meetings by phone from time to time. Although participation in person is strongly encouraged, when circumstances prevent a Director from attending a scheduled meeting in person, that Director should make every effort to participate in the meeting by phone.

Directors will need to set aside adequate time to read and absorb the materials provided to them in advance of any meeting of the Board, or Committee on which the Director serves. Preparation time will vary according to the complexity of the materials. Directors will be expected to participate fully and frankly in the deliberations and discussions of the Board and its Committees. Directors are expected to apply informed and reasoned judgment to each issue that arises and express opinions, ask further questions and make recommendations that they think are necessary or desirable. Each Director has an equal say among the other Directors.

COMMITTEES OF THE BOARD
-----------------------
The Board of Directors of the Company has established three standing Committees that include an Audit Committee (to assist the Board with respect to matters relating to financial reporting, financial controls, the external auditor, financial and other risk, and compliance with corporate statutes), a Nominating and Corporate Governance Committee (to assist the Board with respect to Board membership, structure and organization, and to develop appropriate systems and procedures to enable the Board to exercise and discharge its responsibilities), and a Compensation Committee (to assist the Board with respect to matters relating to management development, compensation design, and performance evaluation). All of the members of the Audit, Nominating and Corporate Governance and Compensation Committees must meet the criteria for independence established by applicable legal, regulatory and stock exchange requirements.

Committee members and chairs will be appointed by the Board upon the recommendation of the Nominating and Corporate Governance Committee. Each of the above standing Committees has its own written charter. These charters set forth the purpose, authority and responsibilities of the Committees as well as qualifications for Committee membership, procedures for Committee member appointment and removal, Committee structure and operations and how each Committee reports to the Board. The Chairperson of each Committee in consultation with Committee members and senior management will determine the frequency, length and agenda of the Committee meetings consistent with any requirements set forth in the Committee's charter. The Board may from time to time establish or maintain additional Committees as it deems appropriate, and delegate to such Committees such authority permitted by applicable laws and the Company's by-laws. These charters also provide that each Committee will meet to review its performance at least once a year.

The Board and each Committee shall have the authority to obtain advice, reports or opinions from internal and external counsel and expert advisors, and shall have the power to hire independent legal, financial and other advisors as they may deem necessary, without consulting or obtaining approval from any officer of the Company in advance.

MEETINGS AND PROCEDURES
-----------------------
The Board shall meet at least five times per year, once after each quarter, and once to deal with the annual business plan and long-term strategic plan. In addition, the Board will meet more frequently as circumstances dictate. Board and Board Committee liaison with the Company will be principally through the President and Chief Executive Officer, and the Corporate Secretary. Generally, the Chairperson of the Board and the Secretary will establish and disseminate the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda, and is free to raise any subjects that are not on the agenda at any meeting. A quorum of the Board shall be as prescribed by the Company's constating documents, and each member of the Board shall have the right to vote on matters that come before the Board. With respect to any matter under discussion by the Board, Directors must disclose, in accordance with applicable law, any potential conflicts of interest they may have, and if appropriate, refrain from voting on such matters. The Board may invite officers and employees of the Company or any other person with information and responsibilities that impact upon Board deliberations to attend Board meetings. Generally, Board members should receive information sufficiently in advance of Board meetings so they will have an opportunity to prepare for discussion of the items at the meeting. Particularly sensitive subject matters may be discussed at the meeting without advance distribution of written materials. At Board meetings, ample time is scheduled to assure full discussion of important matters, and management presentations are scheduled to permit a substantial proportion of Board meeting time to be available for discussion and comments. In addition, in order to facilitate open and candid discussions among the independent Directors, the independent Directors shall hold at least two regularly scheduled meetings annually without any member of management or any non-independent Directors being present.

BOARD OF DIRECTORS AUTHORITY AND RESPONSIBILITIES
-------------------------------------------------
The basic responsibility of the Board of Directors is to exercise their business judgment to act in a manner they reasonably believe is in the best interests of the Company and its shareholders, and in a manner consistent with their fiduciary duties. In fulfilling that responsibility, Directors may ask such questions and conduct such investigations as they deem appropriate, and may reasonably rely on the information provided to them by the Company's senior executives and its outside advisors and auditors. In addition, Directors should stay abreast of the Company's business and markets, and as appropriate, attend events or take other actions they deem appropriate to enhance their effectiveness as Directors. Also, Directors shall comply with the applicable provisions of the Company's Code of Ethics, which sets forth the standards of integrity and professional and ethical conduct which the Directors and employees of the Company are expected to maintain. More specifically the Board of Director's responsibilities include:

Stewardship
-----------
o The adoption of a strategic planning process that establishes long term goals and strategies and the monitoring of management's performance in implementing the strategies; the management of risk and exposure by understanding the business of the Company and ensuring that systems are in place that effectively monitor and manage those risks as they may impact on the long-term viability of the Company; ensuring management of high caliber is appointed, trained and assessed, and that an adequate succession plan is in place; ensuring the Company communicates in a timely, reliable and effective manner with its shareholders, other stakeholders and the public generally; and evaluating the integrity and effectiveness of corporate internal controls and management information systems.

Board Constitution
------------------
o Considering and determining the most appropriate and effective Board for the Company while taking into consideration member competencies, independence, and size of the Board; considering and implementing a process for nominating, orienting, assessing and remunerating Board members; and considering and determining the working formats and processes under which the Board and Committees will operate and what regulatory and discretionary committees may be required.

Establishment of Committees
---------------------------
o Establishing and maintaining the following committees of the Board, each having mandates that incorporate applicable legal, regulatory and stock exchange listing requirements (i) Audit Committee; (ii) Nominating and Corporate Governance Committee; (iii) Compensation Committee; and (v) subject to the Company's articles and by-laws, any other Committee the Board sees fit to establish; and reviewing the Charters of each Committee on an annual basis and revising such Charters as appropriate.

Board Operation
---------------
o Maintaining an awareness of the overall responsibilities and functions of the Board of Directors; periodically reviewing and assessing the adequacy of this Charter and submitting any recommended changes to the Nominating and Corporate Governance Committee; Annually assessing the effectiveness of the Board as a whole in relation to this Charter; reviewing and approving the reports and/or minutes of the Committees; and evaluating the areas of exposure to corporate, Director and officer liability and considering means to minimize such risks.

Operational Matters
-------------------
o Reviewing, approving and evaluating the Company's performance against corporate goals, objectives and strategies; ensuring that there is balance between long and short-term goals, as well as long and short-term risk; reviewing recent developments (if any) that may impact the Company's growth strategy; reviewing and approving investments in technological, human and capital resources required to implement the Company's growth strategy; authorizing senior management to enter into commitments on behalf of the Company subject to certain limits, and reviewing such authorizations at least annually; and approving all significant decisions, including major financings, acquisitions, joint ventures, divestitures, budgets, capital expenditures, company banking resolutions and any changes in issued shares.

Compensation Matters
--------------------
o Reviewing the Company's compensation policy proposed by the Compensation Committee for the Chief Executive Officer and certain other senior management, including annual and long-term incentive plans and equity-based plans; reviewing total compensation for the members of the Board, in light of Director compensation guidelines and principles established by the Nominating and Corporate Governance Committee; and review of the Report on Executive Compensation prepared by the Compensation Committee which is required to be included in the Company's management proxy circular.

Financial and Public Reporting
------------------------------
o Reviewing accounting policies, internal controls and audit procedures; reviewing and approving the information circular for the annual meeting of shareholders; reviewing and approving the annual report to shareholders, including the audited consolidated financial statements and related notes and Management's Discussion and Analysis, in addition to the interim unaudited and consolidated quarterly results and related notes and Management's Discussion and Analysis; and recommending the appointment of auditors to the shareholders and affixing their remuneration as directed by the shareholders.

Corporate Governance Matters
----------------------------
o Reviewing and approving corporate governance guidelines recommended to it by the Nominating and Corporate Governance Committee and which comply with all applicable legal, regulatory and stock exchange listing requirements; and reviewing and approving disclosure regarding the Company's governance practices in any document before it is delivered to the Company's shareholders or filed with securities regulators or stock exchanges.

Nomination and Appointment of Directors
---------------------------------------
o Adopting selection criteria to be used by the Nominating and Corporate Governance Committee in selecting candidates for nomination to the Board; Nominating individuals for election as Directors by the shareholders; and considering recommendations made to it by the Nominating and Corporate Governance Committee with respect to the size and composition of the Board.

Evaluation of the Chief Executive Officer
-----------------------------------------
o Annually conducting a review and evaluation of the performance of the Chief Executive Officer based on the position description of the Chief Executive Officer, the performance of the Company, and the accomplishment of both the Company's and the Chief Executive Officer's short and long-term goals and objectives.

Management Succession Planning
------------------------------

o Periodically reviewing succession plans for the Chief Executive Officer and other senior officers; and assessing other Company employees and their potential to succeed to the Chief Executive Officer position and/or other senior management positions.

Code of Business Conduct and Ethics
-----------------------------------
o Considering and monitoring corporate ethics policy as developed by management, in order to ensure the Company's business is conducted in accordance with high ethical standards and in compliance with applicable laws and regulations; Reviewing as appropriate reports from the Company's internal auditor.

Information Flow from Management
--------------------------------
o Requiring that management keeps the Board aware of the Company's performance and events affecting the Company's business, including opportunities in the marketplace and adverse or positive developments.

Shareholder Interests
---------------------
o Referring all matters requiring shareholder approval to the Company's shareholders; and considering the best interest of other stakeholders generally.

Residual Authority
------------------
o Retaining responsibility for any matter that has not been delegated to senior management or to a Committee of the Directors.

The Board shall also undertake any other task assigned by operation of law from time to time. In addition, the Directors shall be entitled to have the Company purchase Directors' and officers' liability insurance on their behalf and receive the benefits of indemnification and exculpation to the fullest extent permitted by law as applicable.

OTHER MATTERS
-------------

Board Access to Employees and Advisors
--------------------------------------
o The Board shall have full and free access to Company employees, including management, and as necessary and appropriate, to the Company's outside advisors. Access shall be coordinated through the Lead Director, Chairperson or the Chief Executive Officer as appropriate.

Board Orientation and Continuing Education
------------------------------------------
o New Directors shall participate in a Director orientation program to familiarize such Directors with, among other things, the Company's business, strategic plans, significant financial, accounting and risk management issues, the Company's Code of Ethics guidelines and the Company's other policies and guidelines. Directors shall be introduced to senior management and to the Company's outside advisors as appropriate. Each Director is expected to participate in continuing educational programs, at the Company's expense, in order to maintain the necessary level of expertise to perform his or her responsibilities as a Director.

Director Compensation
---------------------
o A Director who is also an officer of the Company shall not receive additional compensation for service as a Director. The Compensation Committee shall annually review the level and form of Director compensation that considers Director compensation at companies of comparable size, industry and complexity. The Compensation Committee shall recommend changes to Director compensation when appropriate.

Assessing Board Performance
---------------------------

o The Board, led by the Nominating and Corporate Governance Committee, will periodically conduct a self-evaluation to determine whether the Board and its Committees are functioning effectively. The full Board will discuss the evaluation to determine what action, if any, could improve Board and Committee performance.

Process for Stockholder Communications with the Board
-----------------------------------------------------
o Any shareholder wishing to communicate with any of the Directors regarding the Company may write to the Director, c/o the Secretary of Hummingbird Ltd. at 1 Sparks Avenue, Toronto, Ontario, Canada, M2H 2W1. The Secretary will forward these communications, unopened, directly to the Director(s) specified, or if none are specified to the Chairperson of the Board, or if the Chairperson of the Board is not an independent Director, to the Lead Director.

                                                                     DOCUMENT 2

--------------------------------------------------------------------------------
                                HUMMINGBIRD LTD.

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
--------------------------------------------------------------------------------


This document provides formal notification of your invitation to attend the Annual Meeting of Shareholders (the "Meeting") of Hummingbird Ltd. (the "Company"). The Meeting will be held at the:

                 The Hummingbird Centre for the Performing Arts
                              1 Front Street East
                            Toronto, Ontario, Canada
                             Friday, March 3, 2006
                           10:00 a.m. (Toronto time)


As a shareholder, you are entitled to attend the Meeting and to cast one vote for each common share that you own. If you are a registered shareholder and are unable to attend the Meeting, you will still be able to vote on the items of business set out below by completing the form of proxy (printed on blue paper) included with this management information circular (the "Circular"). This Circular explains how to complete the proxy form, and how the voting process works. TO BE VALID, REGISTERED SHAREHOLDERS MUST SUBMIT THE COMPLETED PROXY TO THE COMPANY'S TRANSFER AGENT, CIBC MELLON TRUST COMPANY ("CIBC MELLON") AT THE TORONTO OFFICES OF CIBC MELLON, NO LATER THAN 5:00 P.M. (TORONTO TIME) ON THURSDAY, MARCH 2, 2006 OR PRESENT THE COMPLETED PROXY AT THE MEETING PRIOR TO COMMENCEMENT OF THE MEETING.

IF YOU ARE A NON-REGISTERED BENEFICIAL SHAREHOLDER, YOU MUST FOLLOW THE INSTRUCTIONS PROVIDED BY YOUR BROKER, SECURITIES DEALER, BANK, TRUST COMPANY OR SIMILAR ENTITY IN ORDER TO VOTE YOUR SHARES.


The following business will be conducted at the Meeting:

    -> presentation of the financial statements of the Company for the fiscal year ended September 30, 2005, and the auditors' report thereon;
    ->   election of directors;
    -> appointment of auditors and authorizing the directors to fix the remuneration of the auditors; and
    ->   such other business as may properly come before the Meeting.



Dated at Toronto, Ontario, the 6th day of February, 2006


                                            BY ORDER OF THE BOARD OF DIRECTORS


                                            /s/ Inder P.S. Duggal
                                            Corporate Secretary

                                                                     DOCUMENT 3

                                HUMMINGBIRD LTD.



           PROXY FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON

                             FRIDAY, MARCH 3, 2006

              THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY


The undersigned holder of common shares of Hummingbird Ltd. (the "Company") hereby appoints Fred Sorkin or, failing him, Barry Litwin, or instead of them ______________________(1) as proxy or proxies, with full power of substitution, to attend, act and vote in respect of all common shares of the Company registered in the name of the undersigned at the Annual Meeting of Shareholders of the Company to be held in Toronto, Ontario, Canada at 10:00 a.m. (Toronto time) on Friday March 3, 2006 and at any and all adjournments thereof (the "Meeting") in the same manner, to the same extent and with the same powers as if the undersigned were personally present at the Meeting. Without limiting the general powers hereby conferred, said proxy is directed to vote as follows:

1. VOTE FOR [ ] or WITHHOLD VOTE FOR [ ] the appointment of Deloitte & Touche LLP as auditors of the Company for the ensuing year and authorizing the directors to fix the remuneration of the auditors; and
2. VOTE FOR [ ] or WITHHOLD VOTE FOR [ ] the election of those nominees as directors of the Company named in the accompanying Management
     Information Circular.



         The undersigned hereby revokes any proxy previously given in respect of the Meeting.

         Dated this ________________________ day of ___________________ 2006.

         Signature of Shareholder _________________________________________




(1) NOTE: A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM, HER OR IT AT THE MEETING OTHER THAN THE MANAGEMENT NOMINEES. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON AS PROXY TO REPRESENT HIM, HER OR IT AT THE MEETING MAY DO SO EITHER BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED AND STRIKING OUT THE NAMES OF THE MANAGEMENT NOMINEES OR BY COMPLETING ANOTHER PROXY.









This proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Management Information Circular. Details of the matters to be voted on at the Meeting are set out in the accompanying Management Information Circular. If this Proxy is properly signed, the shares represented hereby will be voted or withheld from voting on any ballot that may be called for in accordance with the instructions contained herein. Unless directed herein to the contrary, this proxy, if executed in favor of the management nominees, will be voted FOR each of the matters specified above. If any amendments to or variations to matters identified in the Notice of Meeting are proposed at the Meeting or if any other matters should properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting this proxy at the Meeting.

This form of proxy must be executed by the shareholder or the shareholder's attorney authorized in writing, or if the shareholder is a Company, under its corporate seal or by an officer or attorney thereof duly authorized. The signature should correspond with the name imprinted hereon. Where two or more persons are named, all must sign. If this proxy is not dated in the space below, it shall be deemed to bear the date on which it was mailed by management.

In order to be effective, this proxy must be deposited at the office of CIBC Mellon Trust Company, by mail using the enclosed return envelope, or by hand delivery to 200 Queen's Quay East, Unit 6, Toronto, Ontario, M5A 4K9 or by facsimile to (416) 368-2502, before 5:00 p.m. (Toronto time) on Thursday, March 2, 2006.

If a person who has given a proxy attends personally at the Meeting, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing, or if the shareholder is a Company, under its corporate seal or by an officer or attorney thereof duly authorized, and delivered either at the office of the Company shown above at any time up to and including the last business day preceding the date of the Meeting or to the Chair of the Meeting on the day of the Meeting, or any adjournments thereof, and upon such deposit the proxy shall be deemed to be irrevocably revoked.



                                                                     DOCUMENT 4

                                                  [CIBC MELLON GRAPHIC OMITTED]



February 9, 2006


jduncan@tor.fasken.com



Nova Scotia Securities Commission                        Securities Commission of Newfoundland and Labrador

Alberta Securities Commission                            Saskatchewan Financial Services Commission, Securities Division

The Manitoba Securities Commission                       Office of the Administrator of the Securities Act, New Brunswick

Ontario Securities Commission                            British Columbia Securities Commission

Registrar of Securities, Prince Edward Island            Autorite des marches financiers


Dear Sirs:

RE:    HUMMINGBIRD LTD.

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on February 9, 2006:

          X  Proxy
          X  Notice of Meeting/Information Circular

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

/s/ Jo-Anne Kidd

Senior Administrator, Client Services
Direct Dial: (416) 643-5578





 CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               HUMMINGBIRD LTD.
                                 ---------------------------------------------
                                                (Registrant)

Date:   February 13, 2006        By:  /S/ A. BARRY LITWIN
        ------------------           -----------------------------------------
                                     Name:    A. Barry Litwin
                                     Title:   President and
                                              Chief Executive Officer